UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934

                            Marvel Enterprises, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   57383M-10-8
                                 (CUSIP Number)

                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-6873
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 1, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

766106.1


---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------
--------- -------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Avi Arad
--------- -------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /
--------- -------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                                     PF

--------- -------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


--------- -------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Israel
-------------------------- ------- ------------------------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
                                                        None
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
                           ------- ------------------------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                                   33,001,201     (See Item 5)
                           ------- ------------------------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                                  4,150,000
                           ------- ------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                                        None
--------- -------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   33,001,201     (See Item 5)
--------- -------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------- -------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   71.7%
--------- -------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------- -------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


766106.1
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CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------


          Mr. Arad has previously filed statements on Schedule 13G, rather than
Schedule 13D, with respect to his beneficial ownership of equity securities of the Company (as defined in Item 1). Mr. Arad has been a director and a principal stockholder of the Company since April 1993. The Company was incorporated on March 18, 1993 and completed an initial public offering on March 2, 1995. This statement on Schedule 13D is filed to report the formation of a Section 13(d) group by the execution of the Stockholders' Agreement described in Item 6. In addition, on October 1, 1998, the Company reclassified its Class A Common Stock so that each outstanding share of Class A Common Stock was reclassified as and changed into one share of Common Stock (as defined in Item 1). Mr. Arad's holdings of Class A Common Stock (CUSIP number 892261-10-8), previously reported on Schedule 13G, were accordingly changed into holdings of an equivalent number of shares of Common Stock without any action taken by him.


Item 1.  Security and Issuer.

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation formerly known as Toy Biz, Inc. (the "Company"). The principal executive offices of the Company are located at 685 Third Avenue, New York, New York 10017.

Item 2.  Identity and Background.

          (a) through (c) and (f). This Statement is filed by Avi Arad. Mr. Arad is a citizen of Israel.

          (d) and (e). During the last five years, Mr. Arad has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

          The shares of Common Stock reported in this Statement as beneficially owned by Mr. Arad were acquired with Mr. Arad's personal funds and have been reported in his previously filed statements on Schedule 13G.


Item 4.  Purpose of Transaction.

          (a)-(j) Mr. Arad acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment. Reference is made to Item 6 of this Statement with respect to changes in the board of directors of the Company.

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CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------

          Mr. Arad may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him either in the open market or in private transactions, depending on his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock or other securities of the Company, other opportunities available to him, prospects for his own business, general economic conditions, money and stock market conditions and other future developments. Mr. Arad may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except for the foregoing, and except as required by the Fourth Amended Joint Plan of Reorganization proposed by the Company (then known as Toy Biz, Inc.) and certain secured creditors of Marvel Entertainment Group, Inc. ("Marvel Entertainment") in the bankruptcy matter of In Re: Marvel Entertainment Group, Inc., et al. (Case No. 97-638-RRM) in the United States District Court for the District of Delaware (the "Plan"), a copy of which was filed as an exhibit to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on or about October 13, 1998, and as effected upon the consummation of the Plan on October 1, 1998 or at the first meeting of the Board of Directors after the consummation of the Plan (held on October 13, 1998), Mr. Arad has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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CUSIP No. 57383M-10-8                         SCHEDULE 13D
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     (j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

          (a) Mr. Arad may be deemed to beneficially own, to the best of his knowledge, an aggregate of approximately 33,001,201 shares of Common Stock, representing approximately 71.7% of the outstanding Common Stock, as a member of the Section 13(d) Group (as defined below). Mr. Arad is the direct owner of 4,150,000 shares of Common Stock, or 12.4% of the outstanding shares of Common Stock.

          (b) Mr. Arad has the power to vote and dispose of the shares of Common Stock he owns. In addition, to the best of Mr. Arad's knowledge,

     (1) Isaac Perlmutter and various of his affiliates (the "Perlmutter Entities") beneficially own 13,168,573 shares of Common Stock;

     (2) the Chase Entities (consisting of The Chase Manhattan Corporation, a Delaware corporation ("CMC"), and The Chase Manhattan Bank, a New York corporation and a wholly owned subsidiary of CMC ("CMB")) beneficially own 2,096,291 shares of Common Stock that are subject to the Stockholders' Agreement;

     (3) the Dickstein Entities (consisting of Dickstein & Co., L.P.; Dickstein Focus Fund L.P.; Dickstein International Limited; Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor; Mark Dickstein and Elyssa Dickstein, as Trustees of The Mark and Elyssa Dickstein Foundation; and Elyssa Dickstein) beneficially own 6,115,000 shares of Common Stock (the Dickstein Entities, together with Mr. Arad and the Perlmutter Entities, the "Investor Group");

     (4) Whippoorwill Associates, Incorporated, as agent or general partner of certain institutions or funds ("Whippoorwill") beneficially owns 3,450,745 shares of Common Stock that are subject to the Stockholders' Agreement; and

     (5) Morgan Stanley Emerging Markets Inc. ("Morgan Stanley") beneficially owns 4,020,592 shares of Common Stock (CMB, Whippoorwill and Morgan Stanley together, the "Lender Group," and collectively with the Investor Group and CMC, the "Section 13(d) Group").

The above information with respect to each of the members of the Section 13(d) Group, other than with respect to Mr. Arad, was provided by the respective members of the Section 13(d) Group and was not independently verified by Mr. Arad. Mr. Arad does not have any pecuniary interest nor does he have any dispositive power over the shares of Capital Stock owned by the other members of the Section 13(d) Group. Mr. Arad is a party to the Stockholders' Agreement (as defined below) and reference is made to Item 6 with respect to the terms thereof. Mr. Arad may be deemed to have shared power to vote or direct the vote with respect to 28,851,201 shares of Common Stock beneficially owned by the other members of the Section 13(d) Group. Mr. Arad is deemed to be a member of the Section 13(d) Group only because he is a party to the Stockholders' Agreement.

766106.1
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---------------------------------------------
CUSIP No. 57383M-10-8                         SCHEDULE 13D
---------------------------------------------

          Reference is hereby made to the following filings with the Securities and Exchange Commission (the "SEC") with respect to information of Item 2 of
Schedule 13D required to be provided with respect to the other members of the
Section 13(d) Group:

     1.   For information with respect to the Perlmutter Entities, please see
          Item 2 of the Schedule 13D filed by Perlmutter Entities on October 13, 1998;

     2. For information with respect to the Chase Entities, please see Item 2 of the Schedule 13D filed by the Chase Entities on October 13, 1998;

     3.   For information with respect to the Dickstein Entities, please see
          Item 2 of the Schedule 13D filed by the Dickstein Entities on October 13, 1998;

     4.   For information with respect to Whippoorwill, please see Item 2 of the
          Schedule 13D filed by Whippoorwill on October 13, 1998; and

     5. For information with respect to Morgan Stanley, please see Item 2 of the Schedule 13D filed by Morgan Stanley on October 13, 1998.

          (c) Mr. Arad has not effected any transactions in Common Stock or in any security convertible into Common Stock during the past sixty days.

          (d) Not applicable.

          (e) Not applicable.



766106.1
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CUSIP No. 57383M-10-8                         SCHEDULE 13D
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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer.

          Stockholders' Agreement. Mr. Arad is a party to a Stockholders' Agreement, dated as of October 1, 1998, by and among the Investor Group, the Lender Group and the Company (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement and the Company's Certificate of Incorporation, the number of directors of the Company is fixed at 11, six of whom, subject to the conditions contained in the Stockholders' Agreement, are to be designated by the Investor Group (one of whom will be designated by the Dickstein Entities) and five of whom, subject to the conditions contained therein, are to be designated by the Lender Group. Each of the Investor Group and Lender Group is referred to herein as a "Group." The number of directors that each Group (including the Dickstein Entities) is allowed to designate will be reduced following June 30, 2000 if the applicable Group decreases its beneficial ownership of capital stock of the Company below certain predetermined levels, as set forth in the Stockholders' Agreement.

          In addition, the Stockholders' Agreement provides for the creation of various committees of the Board as well as the composition of those committees.

          The form of the Stockholders' Agreement is currently being finalized and will be filed promptly by amendment. The foregoing does not purport to be a complete description of the terms of the Stockholders' Agreement and is qualified in its entirety by reference to Exhibit 1 hereof.


Item 7.  Material to Be Filed as Exhibits.


1        --       Stockholders' Agreement, dated as of October 1, 1998, by and among the Investor Group, the Lender Group and the Company (to be filed by amendment).

766106.1

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 13, 1998


                                                                 /s/ Avi Arad
                                                                  Avi Arad

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